LOWENSTEIN SANDLER PC 65 LIVINGSTON AVENUE ROSELAND, NEW JERSEY 07068 (973) 597-2500

March 7, 2008

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention: Filing Desk

Re:	Oliver Press Partners, LLC/The Phoenix Companies, Inc.
Preliminary Proxy Statement

Dear Sir or Madam:

      On behalf of our client, Oliver Press Partners, LLC ("Oliver Press"), attached for filing is a preliminary proxy statement. Pursuant to Rule 14a-6(i)(2), no fee is due in connection with this filing. Oliver Press would like to mail the attached proxy statement, in definitive form, to stockholders as soon as practicable after the Staff has completed its review.

     Please contact the undersigned at (973) 597-2470 (fax at (973) 597-2471) or Allen Levithan at (973) 597-2406 (fax at (973) 597-2407) if there are any questions or comments with respect to the attached.

Very truly yours, /s/ Jeffrey M. Shapiro Jeffrey M. Shapiro

Attachment

cc:	Mr. Augustus K. Oliver Mr. Clifford Press Allen B. Levithan, Esq.